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                                                                November 6, 2006


VIA EDGAR

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 6010
Washington, D.C.  20549

Re:   Castlewood Holdings Limited
      Registration Statement on Form S-4
      File No. 333-135699

Dear Mr. Riedler:

      On behalf of Castlewood Holdings Limited, a Bermuda company (the "Company"), we are today filing with the Securities and Exchange Commission Amendment No. 2 to the Company's Registration Statement on Form S-4 ("Amendment No. 2"). Amendment No. 2 revises the Registration Statement in response to the comment letter from the Staff of the Commission to the Company dated October 20, 2006 (the "Comment Letter").

      For your convenience, we have repeated below in bold type the Staff's comments and have set forth the Company's response immediately below the applicable comment. References to page numbers in the responses below are to page numbers in the version of Amendment No. 2 that is marked to indicate the changes made from the filing of Amendment No. 1 to the Registration Statement on September 20, 2006.

      The Company has arranged for copies of Amendment No. 2 and this letter to be delivered to each member of the Staff referenced in the Comment Letter.

SUMMARY -- PAGE 1

1. WE HAVE CONSIDERED YOUR RESPONSE TO COMMENT 6, BUT WE ARE UNABLE TO AGREE WITH YOUR CONCLUSION. PLEASE REVISE THE DISCLOSURE AS WE PREVIOUSLY REQUESTED. IN AN ARMS LENGTH TRANSACTION, THE PARTIES ARE DEALING FROM EQUAL BARGAINING POSITIONS AND NEITHER PARTY IS SUBJECT TO THE OTHER'S CONTROL OR DOMINANT INFLUENCE. YOU SHOULD CLEARLY AND PROMINENTLY INDICATE THAT THE NEGOTIATIONS WERE NOT ARMS LENGTH. ALSO DISCLOSE THAT ENSTAR'S BOARD DID NOT FORM AN INDEPENDENT COMMITTEE OR RETAIN A FINANCIAL ADVISOR TO EVALUATE THE FAIRNESS OR ADEQUACY OF THE MERGER TERMS OR CONSIDERATION. IF EFFORTS WERE MADE OR PROCEDURES WERE USED TO ENSURE THE FAIRNESS OF THE TRANSACTION, YOU SHOULD DESCRIBE THESE EFFORTS AND/OR PROCEDURES. HOWEVER,

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      NO SUCH EFFORTS OR PROCEDURES WOULD RESULT IN A TRANSACTION BETWEEN
      RELATED PARTIES BEING AN ARMS LENGTH TRANSACTION.

      The Company has clearly indicated on pages 4 and 5 and elsewhere in the S-4 that the parties who conducted the negotiations on behalf of Enstar and other Enstar directors have interests in the merger and relationships with Castlewood that differ from those of Enstar's public shareholders, and has added cautionary language to the effect that while Enstar does not believe that such interests or relationships adversely affected the efforts of Enstar's representatives to negotiate favorable merger terms or the terms that were ultimately negotiated, Enstar's shareholders should consider the possibility that such efforts or terms were adversely affected. The Company has also removed all references in the Registration Statement to the merger agreement being negotiated at arms length and added additional disclosure on page 5 to indicate that Enstar's board did not form an independent committee or retain a financial advisor to evaluate the fairness or adequacy of the merger terms or consideration

2. PLEASE BRIEFLY DESCRIBE, IN CONJUNCTION WITH THE ABOVE DISCLOSURE, WHAT THE SPECIFIC CONFLICTS OF INTEREST ARE BY THE INDIVIDUALS WHO NEGOTIATED AND/OR VOTED TO APPROVE THE TRANSACTIONS AT ISSUE. CURRENTLY, DISCLOSURE REGARDING THESE INTERESTS DOES NOT APPEAR UNTIL PAGE 10, AND THE SPECIFIED INTERESTS ARE NOT QUANTIFIED AND DO NOT INCLUDE MANAGEMENT'S CURRENT INTERESTS IN CASTLEWOOD, SUCH AS THOSE IDENTIFIED ON PAGES 166-168. THE DISCLOSURE SHOULD ALSO DISCLOSE THE PERCENTAGE OF OUTSTANDING SHARES HELD BY THE INTERESTED INDIVIDUALS, BEFORE AND AFTER THE MERGER, AND DISCUSS THEIR POTENTIAL ABILITY TO CONTROL THE OUTCOME OF THE VOTE, AS WELL AS THE LACK OF DISSENTERS' RIGHTS.

      The Company has added additional disclosure on pages 4 and 5 to address the Staff's comment.

RECOMMENDATIONS OF ENSTAR'S BOARD OF DIRECTORS RELATING TO THE MERGER -- PAGE 4

3. YOU HAVE ADDED DISCLOSURE INDICATING THAT THE BOARD "CONSIDERED THESE INTERESTS IN MAKING ITS RECOMMENDATION AND CONCLUDED THAT SUCH INTERESTS COULD BE APPROPRIATELY ADDRESSED THROUGH DISCLOSURE AND THAT NO DIRECTOR SHOULD RECUSE HIMSELF FROM THE DELIBERATIONS OF THE BOARD REGARDING THE MERGER." EXPAND THE DISCLOSURE HERE TO BRIEFLY EXPLAIN HOW DISCLOSURE ADDRESSES THESE PROBLEMS AND WHY IT WAS APPROPRIATE FOR THE INTERESTED DIRECTORS TO VOTE ON THE TRANSACTION. YOU SHOULD PROVIDE MORE DETAILED DISCLOSURE IN THE BODY OF THE PROSPECTUS.

      The Company has added additional disclosure on pages 5 and 48 to address the Staff's comment.

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REASONS FOR THE MERGER -- PAGE 4

4. PLEASE PROVIDE, DIRECTLY FOLLOWING THIS SUBSECTION, AN EQUALLY DETAILED LIST OF THE FACTORS THAT MILITATE AGAINST THE MERGER.

      The Company has added additional disclosure on pages 6, 7, 51, and 52 to address the Staff's comment. The Company has been informed by Enstar that while the list of factors that militate against the merger is not as lengthy as the list of factors that supported the merger, the list represents all the material negative factors considered by Enstar's Board. As discussed with Suzanne Hayes and Mary K. Fraser of the Staff during a conference call on Friday, October 28, 2006 (the "Conference Call"), because Enstar's existing business is largely conducted through its investment in Castlewood and Enstar's management and board have monitored Castlewood and its business and financial condition and results of operation as they would those of a subsidiary since 2001 the proposed merger between the two companies does not present many of the typical risks and challenges associated with combining two distinct operating businesses.

OWNERSHIP OF NEW ENSTAR AFTER THE MERGER -- PAGE 5

5. PLEASE EXPAND THE DISCLOSURE TO INCLUDE THE PERCENTAGE OF ENSTAR OWNED BY MANAGEMENT PRIOR TO THE MERGER.

      The Company has added additional disclosure on page 7 to address the Staff's comment.

6. PLEASE TELL US, WITH A VIEW TOWARDS DISCLOSURE IN THE REGISTRATION STATEMENT, WHETHER ANY OF THE OWNERS OF CASTLEWOOD OR THE OTHER ENTITIES INVOLVED IN THIS MERGER, OTHER THAN THE PERSONS CURRENTLY IDENTIFIED IN THE ENSTAR OWNERSHIP TABLE, OWN SHARES OF ENSTAR. IF SO, PLEASE TELL US WHO THEY ARE, HOW MANY SHARES THEY OWN, AND WHY THIS INFORMATION HAS NOT BEEN DISCLOSED IN THE REGISTRATION STATEMENT.

      Dominic Silvester (110,239 shares), David Rocke (3,250 shares), Steve Aldous (1,000 shares), Alan Turner (250 shares), Michael Smellie (250 shares) and Steve Westin (150 shares) are the only current owners of Castlewood or other entities involved in the merger who currently own shares of Enstar that were not previously identified in the Enstar ownership table. Mr. Silvester is the Chief Executive Officer of Castlewood and each of the other individuals are also officers or employees of Castlewood.

      The Enstar shares owned by Mr. Silvester were reflected in the number of shares of "New Enstar" owned by him following the merger in the table set forth on page 173 of Amendment No. 1 to the Registration Statement, but, as he is not a director or executive officer of Enstar, his ownership of Enstar common stock was not reflected in the Enstar ownership table.

      The other officers and employees of Castlewood who own shares of Enstar are not executive officers of Castlewood, so their ownership of Castlewood shares and Enstar shares was not previously disclosed in the Registration Statement.

      The Company notes that on pages 1 and 2, it has disclosed that certain officers and employees of Castlewood own shares of Enstar.

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7.    WE NOTE THE REVISIONS YOU MADE IN RESPONSE TO COMMENT 9. PLEASE BRIEFLY
      DISCLOSE HOW THE BOARD CONSIDERED THE FACT THAT ENSTAR'S NON-AFFILIATED PUBLIC SHAREHOLDERS WILL NO LONGER BE ABLE TO CONTROL THE OUTCOME OF VOTES AFFECTING THEIR INTEREST IN THE COMPANY. ALSO, DESCRIBE THE SPECIFIC ASSETS OR FINANCIAL RESOURCES THE PUBLIC SHAREHOLDERS WILL OBTAIN IN RETURN FOR THIS DIMINUTION OF THEIR INTERESTS, AND THE CONSIDERATION GIVEN TO THE WAYS IN WHICH THE RIGHTS OF ENSTAR'S SHAREHOLDERS WILL CHANGE AS A RESULT OF THE MERGER. IF THE BOARD DID NOT CONSIDER THESE FACTORS, SAY SO IN THE DOCUMENT.

      The Company has added additional disclosure on page 8 to address the Staff's comment.

8. PLEASE REFER TO YOUR RESPONSE TO COMMENT 10. IT DOES NOT ADDRESS THE ISSUE WE RAISED. WE NOTED THAT A LARGE PROPORTION OF THE BUSINESS DONE BY CASTLEWOOD, NOT THE COMPANY, CURRENTLY INVOLVES TRANSACTIONS WITH COMPANIES AND PARTNERSHIPS MANAGED OR CONTROLLED BY MR. FLOWERS, WHO WILL BE A MEMBER OF THE BOARD OF DIRECTORS OF NEW ENSTAR AFTER THE MERGER. YOUR RESPONSE DISCUSSES BUSINESS DONE BY THE COMPANY. ALSO, IT DOES NOT ADDRESS THE QUESTION OF WHAT STEPS WILL BE TAKEN BY NEW ENSTAR TO ADDRESS THE CONFLICT OF INTEREST ISSUES INVOLVED IN TRANSACTIONS WITH RELATED PARTIES, INCLUDING MR. FLOWERS. PLEASE RESPOND TO THE COMMENT WE RAISED. WE MAY HAVE FURTHER COMMENT AFTER REVIEWING YOUR RESPONSE.

      As discussed with Ms. Hayes and Ms. Fraser during the Conference Call, the Company's prior response to comment 10 was referring to Castlewood. Transactions with affiliates of Mr. Flowers do not represent a large proportion of the business conducted by Castlewood. In light of the Staff's comment, however, the Company has modified the "Conflicts of Interests" risk factor on page 27 to address further the steps that will be taken by New Enstar to address conflict of interest issues.

EFFECTS OF THE MERGER ON THE RIGHTS OF ENSTAR SHAREHOLDERS -- PAGE 5

9. BRIEFLY DESCRIBE THE MOST SIGNIFICANT WAYS IN WHICH THE RIGHTS OF SHAREHOLDERS WILL CHANGE AS A RESULT OF THE MERGER.

      The Company has added additional disclosure on page 8 to address the Staff's comment.


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RISK FACTORS -- PAGE 18

CONFLICTS OF INTEREST MIGHT PREVENT US FROM PURSUING DESIRABLE INVESTMENT AND BUSINESS OPPORTUNITIES. -- PAGE 25

10. THE RISK FACTOR YOU ADDED IN RESPONSE TO COMMENT 14 IN OUR PREVIOUS LETTER DOES NOT ADDRESS ALL OF THE ISSUES WE RAISED. PLEASE DISCUSS THE SPECIFIC STEPS YOU WILL TAKE TO ENSURE THAT FUTURE TRANSACTIONS ENTERED BY NEW ENSTAR ARE AT LEAST AS FAVORABLE AS COULD BE OBTAINED FROM UNAFFILIATED PARTIES.

      The Company has revised the "Conflict of Interest" risk factor on page 27 to address the Staff's comment. The Company notes that while it has indicated additional steps that New Enstar may take to ensure that future transactions entered into by it with related parties are on terms at least as favorable as could be obtained from unaffiliated parties, as discussed with Ms. Hayes and Ms. Fraser during the Conference Call, the Company does not believe it is possible to identify all actions that New Enstar's board may determine are appropriate in connection with any such transaction that may arise in the future.

11. YOU SAY THAT AS A RESULT OF CONFLICTS OF INTEREST, YOU "MAY NOT BE ABLE PURSUE TO ALL ADVANTAGEOUS TRANSACTIONS [SIC] THAT WE WOULD OTHERWISE PURSUE IN THE ABSENCE OF A CONFLICT." PLEASE EXPLAIN WHAT THIS STATEMENT MEANS.

      The Company has revised the "Conflict of Interest" risk factor on page 27 to address the Staff's comment.

12. PLEASE PROVIDE APPROPRIATE RISK FACTOR DISCLOSURE REGARDING THE RISKS INHERENT IN MR. FLOWERS' CURRENT OWNERSHIP INTERESTS IN ENSTAR, CASTLEWOOD AND ITS AFFILIATES AND NEW ENSTAR. WE NOTE THAT MANY OF THE TRANSACTIONS THAT CASTLEWOOD HAS ENTERED INTO INVOLVE ENTITIES THAT MR. FLOWERS MANAGED OR CONTROLLED. THE RISK FACTOR SHOULD ADDRESS THE SPECIFIC ADVERSE EFFECTS THE SHAREHOLDERS ARE AT RISK OF SUFFERING AS A RESULT OF MR. FLOWER'S COMMON OWNERSHIP OF THESE ENTITIES, THE ROLE MR. FLOWERS WILL PLAY IN NEW ENSTAR, AND WHETHER NEW ENSTAR WILL CONTINUE TO ENGAGE IN TRANSACTIONS WITH OTHER ENTITIES OWNED OR CONTROLLED BY MR. FLOWERS.

      As discussed with Ms. Hayes and Ms. Fraser during the Conference Call, the Company notes that Mr. Flowers does not currently own an interest in Castlewood other than indirectly through his ownership interest in Enstar. Following the merger, Mr. Flowers' sole ownership interest in New Enstar will be through ordinary shares of New Enstar, which are the same securities that will be owned by Enstar's current non-affiliated public shareholders. Mr. Flowers is a director and the largest individual shareholder of Shinsei Bank, which owns a 49.9% interest in a subsidiary of Castlewood, but the rights of Shinsei Bank with respect to that subsidiary will not be affected by virtue of the merger between Castlewood and Enstar.

      As also discussed with Ms. Hayes and Ms. Fraser during the Conference Call and as noted above in response to comment 8, the transactions that Castlewood has entered into with entities managed or controlled by Mr. Flowers do not represent a large portion of the business conducted by Castlewood.

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      In light of the Staff's comment, however, the Company has modified the "We are dependent on our executive officers..." risk factor on page 27 to address the role Mr. Flowers will play in New Enstar.

13. WE DO NOT BELIEVE YOU HAVE FULLY ADDRESSED THE ISSUES WE RAISED IN COMMENTS 15 AND 16 OF OUR PREVIOUS LETTER. PLEASE PROVIDE MORE DETAILED DISCLOSURE THAT ADDRESSES EACH ISSUE WE RAISED, OR EXPLAIN TO US WHY YOU BELIEVE THE ISSUES HAVE BEEN SATISFACTORILY ADDRESSED.

      The Company has added additional disclosure on page 27 to address comment 15 from the Staff's previous letter. Comment 16 from the Staff's previous letter was the same as comment 12 above, and the Company directs the Staff to the Company's response to that comment.

THE PROPOSED MERGER -- PAGE 41

14. WE HAVE NOTED YOUR RESPONSE TO COMMENT 29. PLEASE INCLUDE DISCLOSURE EXPLAINING WHY ENSTAR'S CURRENT RELATIONSHIPS WITH CASTLEWOOD ARE UNSATISFACTORY, OR NEED IMPROVING. CURRENTLY YOUR DISCLOSURE INDICATES ONLY THAT "SINCE THE FORMATION OF CASTLEWOOD, SENIOR MANAGEMENT OF ENSTAR AND CASTLEWOOD HAVE DISCUSSED A POTENTIAL BUSINESS COMBINATION BETWEEN CASTLEWOOD AND ENSTAR FROM TIME TO TIME."

      The Company has added additional disclosure beginning on page 43 to address the Staff's comment.

15. WE HAVE CONSIDERED YOUR RESPONSE TO COMMENT 30. YOUR DISCLOSURE INDICATES THAT THE TRANSACTION WAS PROPOSED, NEGOTIATED AND VOTED ON BY THE PERSONS WHO HAVE INTERESTS IN THESE TRANSACTIONS DIFFERENT FROM THOSE OF THE UNAFFILIATED PUBLIC SHAREHOLDERS. WE NOTE FURTHER THAT DISCLOSURE ON PAGE 46 INDICATES THAT "HOLDERS OF SUBSTANTIALLY ALL OF CASTLEWOOD'S EXISTING SHARES WERE DIRECTLY INVOLVED IN THE NEGOTIATIONS IN RESPECT OF THE PROPOSED MERGER." IT APPEARS FROM BOTH THE DISCLOSURE AND YOUR RESPONSE THAT NO STEPS WERE TAKEN TO PROTECT THE INTERESTS OF THE UNAFFILIATED PUBLIC SHAREHOLDERS OF ENSTAR. YOU SHOULD CLEARLY SAY SO.

      As discussed with Ms. Hayes and Ms. Fraser during the Conference Call and as disclosed in the Registration Statement, steps were taken to protect the interests of the unaffiliated public shareholders of Enstar. Interests and relationships of Enstar officers and directors were disclosed to and discussed by the Enstar board. The board considered whether in light of those interests it would be advisable to convene a special committee of independent directors. The board also considered whether it would be advisable to engage a third-party financial advisor. The decisions not to convene a special committee or engage a financial adviser were made by the board with the best interests of the Enstar unaffiliated public stockholders in mind. The board did require that the merger be approved by a majority of the independent directors. The Company has added additional disclosure beginning on page 46 to clarify these points.

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16.   WE HEREBY REISSUE COMMENT 31 IN OUR PREVIOUS LETTER AS YOUR REVISED
      DISCLOSURE DOES NOT CONTAIN THE INFORMATION WE REQUESTED. PLEASE EXPAND THE DISCUSSION TO EXPLAIN HOW THE MERGER CONSIDERATION WAS DETERMINED AND WHAT IT IS BASED ON. CURRENTLY, NO EXPLANATION IS GIVEN AS TO HOW THESE TERMS WERE REACHED, OR ON WHAT BASIS THE ENSTAR BOARD HAS DETERMINED THAT THE CONSIDERATION IS FAIR AND IN THE BEST INTERESTS OF ENSTAR AND ITS SHAREHOLDERS AS STATED IN THE LAST FULL PARAGRAPH ON PAGE 44.

      The Company has added additional disclosure beginning on page 45 to address the Staff's comment.

17. PLEASE DISCLOSE AND DISCUSS THE CIRCUMSTANCES THAT LED MR. FLOWERS, "ON BEHALF OF ENSTAR", TO PROVIDE A LETTER TO MR. SYLVESTER ON AUGUST 29, 2005 OUTLINING A PROPOSAL FOR THE MERGER OF ENSTAR INTO CASTLEWOOD. YOUR REVISED DISCLOSURE SHOULD INCLUDE THE SUBSTANCE OF THE PROPOSAL. ALSO CLARIFY WHETHER THE PROPOSAL WAS INITIATED BY MR. FLOWERS, OR WHETHER THE BOARD DETERMINED THE CONTENT OF THE PROPOSAL AND APPROVED ITS SUBMISSION TO CASTLEWOOD. WE ALSO NOTE THAT DISCLOSURE ON PAGE 75 INDICATES THAT MR. FLOWERS IS ALSO A MEMBER OF THE CASTLEWOOD BOARD OF DIRECTORS. PLEASE CLARIFY THE CAPACITY HE WAS ACTING IN.

      The Company has added additional disclosure on page 44 to address the Staff's comment.

18. AT AN APPROPRIATE PLACE IN THE PROSPECTUS, PLEASE IDENTIFY THE CURRENT DIRECTORS OF BOTH ENSTAR AND CASTLEWOOD.

      The Company has added additional disclosure on page 108 to address the Staff's comment. The current directors of Enstar are identified on pages 38 and 39.

19. PLEASE INCLUDE A DISCUSSION OF THE "VARIOUS OPTIONS AND ALTERNATIVES TO THE PROPOSAL" DISCUSSED AT THE SEPTEMBER 13, 2005 MEETING.

      The Company has added additional disclosure on page 44 to address the Staff's comment.

20. PLEASE EXPAND THE DISCUSSION OF THE NOVEMBER 6, 2005 LETTER TO INCLUDE A SUMMARY OF ITS SUBSTANCE, INCLUDING THE "SUGGESTIONS AND AMENDMENTS" IT CONTAINED.

      The Company has added additional disclosure on page 45 to address the Staff's comment.

21. PLEASE PROVIDE SIMILARLY EXPANDED DISCLOSURE FOR EACH MEETING AND/OR PROPOSAL REFERENCED IN THIS SECTION. ALL DISCLOSURE SHOULD BE QUANTIFIED TO THE EXTENT PRACTICABLE.

      The Company has added additional disclosure on pages 45 through 49 to address the Staff's comment.


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22.   THE REVISED DISCLOSURE IN THE LAST PARAGRAPH OF PAGE 42 REFERS TO A
      "WATERFALL DISTRIBUTION." PLEASE EXPLAIN, IN REASONABLE DETAIL, WHAT THIS IS. ALSO, QUANTIFY THE DISCLOSURE IN THIS PARAGRAPH.


      The Company has added additional disclosure beginning on page 43 to address the Staff's comment.


23. IN THAT SAME PARAGRAPH YOU STATE THAT THE BOARD DETERMINED THAT IT WOULD NOT BE IN THE BEST INTERESTS OF ENSTAR AND ITS STOCKHOLDERS TO ENGAGE AN OUTSIDE FINANCIAL ADVISER. PLEASE DISCLOSE THE BASIS FOR THIS DECISION, INCLUDING THE FACTORS CONSIDERED IN REACHING IT.

      The Company has added additional disclosure on page 46 to address the Staff's comment.

24. WE NOTE THAT YOU NOW DISCLOSE, AT THE BOTTOM OF PAGE 42, THAT THE COMPANY RECEIVED ADVICE FROM BOTH ITS "OUTSIDE LEGAL COUNSEL," AND ITS "SPECIAL LEGAL COUNSEL." PLEASE IDENTIFY THE FUNCTIONS PERFORMED BY EACH OF THESE COUNSEL. PLEASE ALSO TELL US WHY THE CONSENT OF PARKER, HUDSON, RAINER & DOBBS HAS NOT BEEN INCLUDED AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

      The Company has added additional disclosure on page 46 to address the Staff's comment.

      The consent of Parker, Hudson, Rainer & Dobbs has not been included as an exhibit to the Registration Statement because no report or opinion of Parker, Hudson, Rainer & Dobbs is quoted or summarized in the Registration Statement.

25. PLEASE REFER TO THE SECOND FULL PARAGRAPH ON PAGE ON PAGE 43. YOU SAY THAT MANAGEMENT PRESENTED A FINANCIAL ANALYSIS TO THE BOARD. EXPAND THE DISCLOSURE TO INCLUDE A SUMMARY OF THE FINANCIAL ANALYSIS AS WELL AS ALL OF THE OTHER INFORMATION PRESENTED TO OR CONSIDERED BY THE BOARD. THE INFORMATION SHOULD BE QUANTIFIED TO THE EXTENT PRACTICABLE.


      The Company has added additional disclosure on page 46 to address the Staff's comment.


26. PLEASE DISCLOSE WHO PREPARED THE FINANCIAL ANALYSES MANAGEMENT PRESENTED TO THE BOARD AT THE APRIL 6 AND APRIL 26, 2006 MEETINGS.


      The Company has added additional disclosure on page 46 to address the Staff's comment.


27. PLEASE EXPAND THE THIRD FULL PARAGRAPH ON PAGE 44 TO EXPLAIN WHY THE "CONTINUED VALIDITY OF THE FINANCIAL ANALYSIS" WAS AN ISSUE, HOW THE PROPOSED SHARE ALLOCATION WAS CHANGED FROM THE INITIAL PROPOSALS AND HOW THE NEGOTIATION PROCESS CHANGED THE PROPOSALS. ALSO, IDENTIFY ANY MODIFICATIONS TO THE MERGER AGREEMENT MADE BY THE "OFFICERS EXECUTING THE MERGER AGREEMENT." IT APPEARS THAT THE BOARD HAS GIVEN THE OFFICERS OF THE COMPANY THE AUTHORITY TO MODIFY THE MERGER AGREEMENT. YOUR REVISED DISCLOSURE SHOULD ALSO IDENTIFY AND DISCUSS THE EXTENT OF THE OFFICERS' AUTHORITY TO REVISE OR MODIFY THE AGREEMENT. WE MAY HAVE FURTHER COMMENT.


      The Company has added additional disclosure on page 46 to address how the proposed share allocation changed from the initial proposals. The Company has deleted the statement on page 49 to the effect that the board's approval was subject to changes approved by officers.

ENSTAR'S REASONS FOR THE MERGER -- PAGE 44

28. WE NOTE YOUR RESPONSE TO COMMENT 33. THE REVISED DISCLOSURE DOES NOT CONTAIN THE INFORMATION WE REQUESTED. AS WE PREVIOUSLY REQUESTED, EXPAND THE DISCLOSURE IN THIS SECTION TO EXPLAIN HOW EACH IDENTIFIED FACTOR CONTRIBUTED TO THE BOARD'S CONCLUSION THAT THE TRANSACTION WAS "ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF ENSTAR AND ITS SHAREHOLDERS." YOUR REVISED DISCLOSURE SHOULD INCLUDE A REASONABLY DETAILED EXPLANATION OF HOW EACH OF THE BULLETED FACTORS CONTRIBUTED TO THE CONCLUSION THAT THE TRANSACTION WAS "ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF ENSTAR AND ITS SHAREHOLDERS." THE INFORMATION SHOULD ALSO BE QUANTIFIED TO THE EXTENT PRACTICABLE.


      As disclosed on page 52 and discussed with Ms. Hayes and Ms. Fraser during the Conference Call, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the Enstar board did not view any single factor as determinative and did not find it necessary or practicable to assign any relative or specific weights to the various factors considered. In addition, individual directors may have given different weights to different factors. The board did not make any determination as to how any specific benefit or risk contributed to its conclusion that the transaction was advisable and fair, but rather considered the benefits and risks in the aggregate.


29. IN THE BULLET AT THE BOTTOM OF PAGE 44, PLEASE EXPLAIN HOW THE TERMS OF THE PROPOSED TRANSACTION "FURTHER ALIGN THE INCENTIVES OF CASTLEWOOD MANAGEMENT WITH THE INTERESTS OF ENSTAR'S SHAREHOLDERS."


      The Company has added additional disclosure on pages 50 and 51 to address the Staff's comment.


30. IT IS STILL NOT CLEAR HOW THIS TRANSACTION BENEFITS THE UNAFFILIATED PUBLIC SHAREHOLDERS OF ENSTAR. PLEASE PROVIDE DISCLOSURE, QUANTIFIED TO THE EXTENT PRACTICABLE, SHOWING HOW THE PROPOSED MERGER TRANSACTION BENEFITS THEM.

      The Company has added additional disclosure on pages 44 through 52 to address the Staff's comment. As discussed with Ms. Hayes and Ms. Fraser during the Conference Call, the principal benefit of the transaction to the unaffiliated public shareholders of Enstar is that the transaction results in a significant increase in the unaffiliated public shareholders' percentage interest in Castlewood, which is by far Enstar's most significant asset.

31. IN COMMENT 33 WE ALSO NOTED, AMONG OTHER THINGS, THAT THE LAST BULLET IN YOUR LIST OF FACTORS CONSIDERED IS "THE OTHER RISKS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 19." PLEASE CLARIFY WHETHER THE LIST OF RISK FACTORS BEGINNING ON PAGE 19 WAS PRESENTED TO THE BOARD, AND IF SO, AT WHICH MEETING. ALSO, DISCUSS HOW EACH SPECIFIC RISK FACTOR IDENTIFIED ON PAGES 18-31 CONTRIBUTED TO THE BOARD'S DECISION THAT THE TRANSACTION WAS ADVISABLE AND FAIR.


      The Company has revised the disclosure on pages 51 and 52 to address the Staff's comment.

32. YOU HAVE NOT INCLUDED ANY DISCUSSION OF ANY FACTORS THAT MILITATE AGAINST THE TRANSACTION, OR ARE NOT POSITIVE. PLEASE EXPAND THE DISCUSSION TO INCLUDE THIS INFORMATION. IN THIS REGARD, IT IS NOT CLEAR HOW YOUR STATEMENT THAT "THE RISK THAT THE MERGER MIGHT NOT BE COMPLETED OR THAT THE CLOSING MIGHT BE DELAYED" MILITATES AGAINST THE TRANSACTION. IT IS SIMILARLY UNCLEAR HOW THE "COSTS TO BE INCURRED IN CONNECTION WITH THE MERGER" MILITATES AGAINST THE MERGER SINCE YOU HAVE NOT DISCUSSED THE COSTS OR BALANCED THEM AGAINST THE BENEFITS.

      The Company has added additional disclosure beginning on page 51 to address the Staff's comment. See also the Company's response to comment 4 above.

33. YOU INDICATE THAT SOME OF ENSTAR'S DIRECTORS AND EXECUTIVE OFFICERS HAVE INTERESTS IN THE PROPOSED TRANSACTIONS THAT ARE DIFFERENT FROM, OR IN ADDITION TO, THOSE OF THE UNAFFILIATED SHAREHOLDERS. PLEASE REVISE THE DISCLOSURE TO IDENTIFY THE SPECIFIC INTERESTS OF EACH DIRECTOR AND OFFICER. YOUR REVISED DISCLOSURE SHOULD INCLUDE THE NAMED PERSON'S INTERESTS IN CASTLEWOOD AND THE OTHER AFFILIATED ENTITIES, AS WELL AS THOSE IN ENSTAR, BOTH BEFORE AND AFTER THE MERGER. EXPAND THE DISCUSSION TO DISCLOSE THE SPECIFIC CONSIDERATION THE BOARD GAVE TO THESE INTERESTS IN REACHING ITS CONCLUSIONS TO APPROVE THE TRANSACTIONS. IF THE BOARD DID NOT CONSIDER THESE INTERESTS IN REACHING ITS CONCLUSION, SAY SO AND EXPLAIN WHY NOT. ALSO, IT APPEARS THAT PERSONS WHO HAD THESE INTERESTS BOTH NEGOTIATED THE TERMS OF THE PROPOSALS AND VOTED IN FAVOR OF THE PROPOSALS. DISCLOSE WHETHER THE INTERESTED INDIVIDUALS VOTED ON THE MATTERS THEY WERE INTERESTED IN. IF SO, PLEASE INCLUDE DISCLOSURE EXPLAINING WHY THE PERSONS DETERMINED THAT IT WAS NOT NECESSARY OR APPROPRIATE FOR THEM TO ABSTAIN FROM VOTING ON THE TERMS OF THE MERGER PROPOSAL. IN THIS REGARD, WE NOTE THAT DISCLOSURE IN THE LAST PARAGRAPH OF PAGE 43 INDICATES THAT THE ENSTAR BOARD "CONSIDERED" THE INTERESTS BUT DOES NOT EXPLAIN WHAT THAT CONSIDERATION CONSISTED OF.

      The Company has added additional disclosure beginning on page 47 to address the Staff's comment. See also the Company's response to comment 15 above.

34. WE HAVE CONSIDERED YOUR RESPONSE TO COMMENT 35 AND WE HEREBY REISSUE IT. WE NOTE THAT AS PART OF THE RECAPITALIZATION AGREEMENT, ENSTAR MADE A PAYMENT OF $5,076,000 TO CASTLEWOOD, WHO IN TURN, PAID THIS SUM TO "CERTAIN" OF ITS EXECUTIVE OFFICERS AND EMPLOYEES. PLEASE IDENTIFY THE INDIVIDUALS WHO RECEIVED THESE PAYMENTS AND DISCUSS THE CONSIDERATION GIVEN TO THESE PAYMENTS IN YOUR NEGOTIATION OF THE TERMS OF THE MERGER. THE REVISED DISCLOSURE SHOULD EXPLAIN WHAT BENEFIT OR VALUE WAS RECEIVED BY ENSTAR, IF ANY, IN EXCHANGE, AND WHAT THE BOARD'S REASONS FOR APPROVING THIS TRANSACTION WERE. PLEASE PROVIDE SIMILAR DISCLOSURE REGARDING ENSTAR'S INVESTMENT OF $25 MILLION IN THE J.C. FLOWERS II LP IN JUNE OF 2006.

      The Company has added additional disclosure on page 58 to address the Staff's comment regarding the $5,076,000 payment.

      Enstar's commitment to invest $25 million in J.C. Flowers II L.P. in June of 2006 was not related to the transactions between Castlewood and Enstar. The Company has, however, notes on page 179 that Enstar will pay no fees in connection with this commitment, which is a benefit to Enstar.

35. WE HAVE CONSIDERED YOUR RESPONSE TO COMMENT 36, BUT WE DISAGREE WITH YOUR CONCLUSION. PLEASE INCLUDE APPROPRIATE RISK FACTOR DISCLOSURE REGARDING THE TRANSFER OF CASH FROM ENSTAR TO THE MEMBERS OF CASTLEWOOD'S MANAGEMENT.

      As discussed with Ms. Hayes and Ms. Fraser during the Conference Call, the Company does not believe there is a risk associated with this payment and no risk factor has been added.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER -- PAGE 46

36. WE NOTE THAT THE TAX OPINION YOU HAVE FILED AS EXHIBIT 8.1 TO THE REGISTRATION STATEMENT IS A "FORM OF OPINION" RATHER THAN AN ACTUAL OPINION. PLEASE NOTE THAT THE ACTUAL SIGNED OPINION MUST BE FILED PRIOR TO REQUESTING EFFECTIVENESS. ALSO, THE EXHIBIT DOES NOT IDENTIFY THE COUNSEL GIVING THE OPINION. PLEASE REVISE IT TO INCLUDE THIS INFORMATION.

      Enstar's counsel, Debevoise & Plimpton LLP, will provide a signed legal opinion on the date on which the Registration Statement becomes effective. Such opinion will be on Debevoise & Plimpton LLP letterhead and signed by Debevoise & Plimpton LLP, thus indicating the source of the opinion.
      Exhibit 8.1 has been revised to indicate that the opinion will be on Debevoise & Plimpton LLP letterhead.

37. THE OPINION, AND THE DISCLOSURE IN THE PROSPECTUS, SHOULD ALSO BE REVISED TO INCLUDE THE BASIS FOR COUNSEL'S OPINION AND SHOULD CITE THE RELEVANT AUTHORITIES.

      The Company has added additional disclosure on pages 54 and 55 to address the Staff's comment. The opinion has also been revised to address the Staff's comment.

38. THE FORM OF OPINION STATES THAT "THE MERGER SHOULD QUALIFY AS A REORGANIZATION WITHIN THE MEANING OF SECTION 368(A) OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED." THE USE OF THE WORD "SHOULD" SUGGESTS THAT THE OPINION IS SUBJECT TO A DEGREE OF UNCERTAINTY. PLEASE EXPLAIN WHY COUNSEL CANNOT GIVE A "WILL" OPINION, DESCRIBE THE DEGREE OF UNCERTAINTY IN THE OPINION AND PROVIDE RISK FACTOR AND/OR OTHER APPROPRIATE DISCLOSURE SETTING FORTH THE RISKS TO INVESTORS. WE MAY HAVE FURTHER COMMENT.

      Debevoise & Plimpton LLP is providing a "should" opinion, rather than "will" opinion, because there is no controlling interpretation directly on point. The uncertainty is not based upon the presence of contrary authority, but rather the lack of direct authority. The risk factor on page 21 under the heading "If the merger does not constitute a reorganization under section 368(a) of the Code, then Enstar shareholders may be responsible for payment of U.S. federal income taxes" appropriately describes the risk to investors if the opinion is incorrect.

39. THE DISCUSSION OF UNITED STATES TAXATION OF SHAREHOLDERS BEGINNING ON PAGE 206 IS NOT INCLUDED IN THE TAX OPINION. PLEASE TELL US WHY IT IS NOT. ALSO TELL US WHOSE OPINION IS BEING PRESENTED IN THIS DISCUSSION. WE MAY HAVE FURTHER COMMENT.

      The discussion of United States Taxation of shareholders beginning on page 206 of Amendment No. 1 to the Registration Statement represents, insofar as it involves matters of law, the opinion of Drinker Biddle & Reath LLP. The Company has revised the disclosure on page 214 to make that point clearer.

40. WE NOTE FURTHER THAT THE TAX DISCUSSION BEGINNING ON PAGE 206 CONTAINS NUMEROUS REFERENCES INDICATING THAT THE IRS "SHOULD" OR "SHOULD NOT" TREAT VARIOUS THINGS IN CERTAIN WAYS. PLEASE TELL US WHY THE DISCLOSURE DOES NOT SAY THAT THE IRS "WILL" OR "WILL NOT" TREAT THE ITEMS IN THE SPECIFIED WAYS AND REVISE THE DISCLOSURE ACCORDINGLY. WE MAY HAVE ADDITIONAL COMMENTS.

      The Company has added additional disclosure beginning on page 214 to address the Staff's comment. The Company has changed most of the references indicating what the Company believes "should" be the tax consequences to what the Company believes "will" be the tax consequences. In one instance, however, on page 222, the Company is leaving the relevant word as "should." In that case, the reason why the result is not certain enough to warrant the word "will" is explained in the immediately prior sentence -i.e., the absence of any proposed or final regulations that address the issue.

INTERESTS OF CERTAIN PERSONS IN THE MERGER -- PAGE 52

41. PLEASE DISCLOSE WHETHER ADDITIONAL OR NEW OPTIONS WILL BE GRANTED TO THE MEMBERS OF EITHER ENSTAR'S OR CASTLEWOOD'S MANAGEMENT AS PART OF THE TRANSACTIONS CONTEMPLATED HERE.

      Other than options issued by New Enstar in replacement of currently outstanding options to acquire Enstar common stock, no additional or new options will be granted to the members of either Enstar's or Castlewood's management as part of the transactions. The Company has added additional disclosure on page 58 to address the Staff's comment.

42. PLEASE PROVIDE QUANTIFIED DISCLOSURE, AND IDENTIFY, THE PERSONS WHO ARE, OR WILL BECOME, PARTIES TO THE REGISTRATION RIGHTS AGREEMENT.

      The Company has added additional disclosure on page 59 to address the Staff's comment.

43. PLEASE QUANTIFY THE AGGREGATE VALUE OF THE AGREEMENTS WITH MSSRS. ARMSTRONG AND DAVIS AS OF THE MOST RECENT PRACTICABLE DATE.

      The Company has added additional disclosure on page 59 to address the Staff's comment.

44. PLEASE QUANTIFY THE VALUE OF MR. FLOWERS' TAX INDEMNIFICATION AGREEMENT. PLEASE PROVIDE DISCLOSURE EXPLAINING WHY THE BOARD ENTERED INTO THE AGREEMENT AND WHY IT

      BELIEVES THE PROVISIONS OF THE AGREEMENT ARE FAIR AND IN THE BEST INTEREST OF THE UNAFFILIATED PUBLIC SHAREHOLDERS.

      The Company has added additional disclosure on page 60 to address the Staff's comment.

INFORMATION ABOUT CASTLEWOOD -- PAGE 72

COMPANY OVERVIEW -- PAGE 72

45. WE NOTE YOUR RESPONSE TO COMMENT 41. PLEASE INCLUDE A MORE DETAILED DISCUSSION OF THE MARKET THAT IS AVAILABLE FOR THESE COMMUTATIONS AND POLICY BUY-BACKS. EXPLAIN WHAT ALLOWS YOU TO APPARENTLY IMMEDIATELY COMMUTE OR REINSURE THESE POLICIES THAT YOU RECENTLY ACQUIRED, OR CLARIFY WHETHER THIS STRATEGY IS USED MORE WHEN MANAGING ANOTHER RUN-OFF PORTFOLIO.

      The Company has added additional disclosure on page 80 to address the Staff's comment.

      Please also note that the Company does not reinsure policies that it acquires but retains existing reinsurance protections already in place prior to acquisition.

RESERVES FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSE -- PAGE 77

46. REFER TO YOUR RESPONSE TO COMMENT 42. PLEASE EXPLAIN TO US WHY THE AMOUNTS INCLUDED AS THE "CUMULATIVE REDUNDANCY" FOR THE 2004 PERIOD IN THE TABLE AT THE BOTTOM OF PAGE 79 DOES NOT AGREE WITH THE AMOUNT SHOWN AS "INCURRED RELATED TO PRIOR YEARS" FOR THE 2005 PERIOD IN THE TABLE ON PAGE 80. FURTHER EXPLAIN WHY THE FIRST RE-ESTIMATION INCLUDED IN THE 2003 PERIOD FOR THE "CUMULATIVE REDUNDANCY" DOES NOT AGREE WITH THE AMOUNT RECORDED AS YOUR "INCURRED RELATED TO PRIOR YEARS" FOR THE 2004 PERIOD.

      The Company has revised its disclosure on pages 87 and 88 to address the Staff's comment by disclosing, on page 88, the items that are not reflected in the first re-estimation of loss reserves each year in the table on page 87, but are included in the amount recorded as "Incurred related to prior years" in the table on page 88.

47. WE NOTE YOUR RESPONSE TO COMMENT 43. PLEASE DISCLOSE THE EXPLANATION FOR THE PAID LOSS RECOVERIES EXCEEDING THE GROSS PAID LOSSES AS REQUIRED BY GUIDE 6. EXPLAIN TO US WHAT CONSIDERATION YOU GAVE TO THE FACT THAT CASTLEWOOD WILL OWN 100% OF B.H. ACQUISITION AFTER THE MERGER IN DETERMINING THE MOST APPROPRIATE PRESENTATION OF THIS INFORMATION.

      The previous presentation reflected the Company's current 45% ownership interest in B.H. Acquisition. The Company has revised its presentation on page 88 to reflect its pro forma 100% ownership in B.H. Acquisition, which will occur upon consummation of the merger.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- PAGE 106

CRITICAL ACCOUNTING POLICIES -- PAGE 111

LOSS AND LOSS ADJUSTMENT EXPENSES -- PAGE 111

48. WE NOTE YOUR RESPONSE TO COMMENT 45. HOWEVER, IT IS STILL NOT CLEAR TO US WHICH OF THE FIVE METHODS DESCRIBED WAS USED TO RECORD YOUR RESERVES. PLEASE EXPLAIN WHICH METHODOLOGY WAS SELECTED AND WHETHER THE SAME METHODOLOGY WAS USED FOR ALL PERIODS PRESENTED. FOR CHANGES THAT HAVE OCCURRED TO THE PROVISION FOR LOSSES ATTRIBUTABLE TO INSURED EVENTS OF PRIOR YEARS, WE NOTE THAT YOU CANNOT QUANTIFY THE ISOLATED IMPACT. HOWEVER, WE BELIEVE IT IS IMPORTANT FOR INVESTORS TO UNDERSTAND THE INFORMATION AVAILABLE THAT LED TO THE CHANGE IN ESTIMATE. PLEASE PROVIDE US WITH AN EXPANDED DISCUSSION OF THE NATURE OF THE EVENTS THAT LED TO THE REVISIONS. FOR INSTANCE IT IS UNCLEAR HOW THE "LOWER THAN EXPECTED INCURRED ADVERSE LOSS DEVELOPMENT" DESCRIBED ON PAGE 80 RESULTED FROM THE METHODOLOGIES DISCUSSED.

      The Company has revised its disclosure on pages 89 through 93 to address the Staff's comment.

49. REFER TO YOUR RESPONSE TO COMMENT 46. PLEASE INCLUDE A MORE DETAILED DISCUSSION OF THE FACTORS AT THE "(RE)INSURED LEVEL" THAT CAUSE THE VARIATIONS IN YOUR RESERVES. FOR EXAMPLE WHEN YOU DISCUSS THE 68 COMMUTATIONS ON PAGE 80 THAT AFFECTED YOUR CURRENT YEAR RESERVES, INCLUDE HOW MANY ADDITIONAL EXPOSURES EXIST ALONG WITH OTHER PERTINENT INFORMATION SUCH AS THE AVERAGE RESERVE AMOUNTS FOR THE EXPOSURES IF RELEVANT. DISCLOSE SPECIFICALLY WHETHER THE CHANGES IN THE RESERVES WERE RELATED TO THE ESTABLISHED CASE RESERVES, OR THE IBNR.

      The Company has revised its disclosure on pages 88, 89 and 124 to address the Staff's comment.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2005 AND 2004

NET REDUCTION IN LOSS AND LOSS ADJUSTMENT EXPENSE LIABILITIES -- PAGE 131

50. PLEASE EXPLAIN TO US HOW THE AMOUNTS INCLUDED IN THE NEW TABLES ON PAGE 132 RELATE TO EACH OTHER. IT SEEMS THAT THE AMOUNTS IN THE "NET CHANGE IN CASE AND LAE RESERVES" AND "NET CHANGE IN IBNR" INCLUDED IN THE FIRST TABLE SHOULD CORRELATE TO THE AMOUNTS IN THE "INCURRED RELATED TO PRIOR YEARS" INCLUDED IN THE SECOND TABLE. PLEASE CLARIFY THIS RELATIONSHIP FOR US AS WELL, AS WHY THE "NET LOSSES PAID" AMOUNTS APPEAR TO BE AFFECTING THE AMOUNT REPORTED IN THE INCOME STATEMENT.

      The first table on page 134 is an analysis of the income statement effect of the components of the Net Reduction in Loss and Loss Adjustment Expense Liabilities. For the year ended December 31, 2005, the Net Change, or reduction, in Case and LAE Reserves of $95,156 plus the Net Change, or reduction, in IBNR of $69,858 provides for a total reduction in Net Reserves for Losses and Loss Adjustment Expenses of $165,014. The total reduction in Net Reserves for Losses and Loss Adjustment Expenses of $165,014 less the Net Losses Paid of $69,007 results in an income statement gain, or Net Reduction in Loss and Loss Adjustment Expense Liabilities, of $96,007 for the year ended December 31, 2005.

      The second table is an analysis reconciling opening and closing balance sheet net loss reserves. For the year ended December 31, 2005, the Incurred Losses Related to Prior Years of $96,007, which equals the income statement impact of the Net Reduction in Loss and Loss Adjustment Expense Liabilities in the first table, plus the Paid losses Related to Prior Years of $69,007 equals the total reduction in Net Reserves for Losses and Loss Adjustment Expenses of $165,014 (comprising a Net Change in Case and LAE Reserves of $95,156 plus a Net Change in IBNR of $69,858).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION -- PAGE 152

1.  ADJUSTMENTS TO THE PRO FORMA CONDENSED COMBINED BALANCE SHEET, PAGE 156

NOTE M, PAGE 158

51. WE NOTE YOUR RESPONSE TO COMMENT 51. WE NOTE ON PAGE 47 THAT YOU INTEND TO ACCOUNT FOR THIS TRANSACTION AS A PURCHASE. PLEASE PROVIDE TO US AND INCLUDE IN YOUR DISCLOSURE A PURCHASE PRICE ALLOCATION THAT CONSOLIDATES ALL OF THE ADJUSTMENTS FOR THIS TRANSACTION IN ONE TABLE. INCLUDE A DISCUSSION OF HOW THIS INCREASE TO ADDITIONAL PAID IN CAPITAL RESULTS FROM THIS ALLOCATION.

      The Company has revised its disclosure on pages 169 and 170 to address the Staff's comment.

      The purchase price allocation does not directly result in any increase to additional paid-in capital. The reason for the increase in additional paid-in capital is discussed in Note l, on page 169, in the notes to the pro forma balance sheet.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF NEW ENSTAR -- PAGE 172

52. PLEASE PRESENT THIS INFORMATION AS OF THE MOST RECENT PRACTICABLE DATE. PLEASE CONFIRM THAT THE INFORMATION INCLUDES OPTIONS THAT HAVE VESTED, OPTIONS THAT WILL VEST AS A RESULT OF THE ACCELERATED VESTING PROVISIONS IN THE MERGER AGREEMENT, AND ANY SECURITIES THAT WILL BE RECEIVED IN CONNECTION WITH THE MERGER AND RECAPITALIZATION TRANSACTIONS.

      The Company has revised its disclosure on pages 181 and 182 to reflect the information presented as of September 28, 2006.

      The Company confirms that the information provided includes all options that have vested, all options that will vest as a result of the accelerated vesting provisions in the merger agreement, and any securities that will be received in connection with the merger and recapitalization transactions.

FINANCIAL STATEMENTS -- DECEMBER 31, 2005

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-7

53. WE NOTE YOUR RESPONSE TO COMMENT 58. YOUR DISCLOSURE HERE AND IN NOTE 3 INDICATES THAT YOU PAID $46 MILLION FOR YOUR INTEREST AND THAT SHINSEI PAID $23 MILLION FOR ITS INTEREST. PLEASE EXPLAIN TO US WHY YOU APPARENTLY PAID AN AMOUNT THAT IS ROUGHLY TWICE THE AMOUNT THAT YOUR EQUITY PARTNER PAID IN THIS ACQUISITION WHEN YOUR RELATIVE OWNERSHIPS DO NOT APPEAR TO REPRESENT SUCH A DIFFERENCE. CLARIFY FOR US WHETHER THE NET ASSETS DISCLOSED IN NOTE 3 INCLUDES BOTH YOUR AND SHINSEI'S CONTRIBUTIONS OR ONLY THE AMOUNTS THAT YOU PAID.

      Hillcot Holdings Ltd., which is owned 50.1% by Castlewood and 49.9% by Shinsei, was incorporated specially for the purpose of acquiring 100% of Hillcot Reinsurance Company Limited ("Hillcot Re").

      Shinsei paid $23 million to Hillcot Holdings Ltd. for its 49.9% ownership interest in Hillcot Holdings Ltd., which amount represented its share of the $46 million purchase price of Hillcot Re. Castlewood also contributed $23 million to Hillcot Holdings Ltd. representing its 50.1% share of the $46 million purchase price paid by Hillcot Holdings Ltd. for Hillcot Re.

      As Castlewood owns 50.1% of Hillcot Holdings Ltd., it consolidates Hillcot Holdings Ltd.'s operating results and balance sheet. As such, the net assets acquired of Hillcot Re disclosed in Note 3 includes both Castlewood's and Shinsei's contributions.

      The $46 million purchase price paid by Hillcot Holdings Ltd. to acquire Hillcot Re is recorded as an investing activity on the statement of cash flows. The $23 million contributed by Shinsei to Hillcot Holdings Ltd. is recorded as a financing activity on the statement of cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-8

2. SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8

LOSSES AND LOSS ADJUSTMENT EXPENSES, PAGE F-9

54. WE NOTE YOUR RESPONSE TO COMMENT 59. PLEASE EXPLAIN TO US AND DISCLOSE THE METHODOLOGY THAT YOU USE TO DETERMINE THE AMOUNT OF THESE EXPENSES TO BE "RELEASED" IN EACH PERIOD PRESENTED.

      The Company's insurance and reinsurance subsidiaries establish provisions for loss adjustment expense for the estimated duration of the run-off. These provisions are assessed at each reporting date and provisions relating to future periods are adjusted to reflect any changes in estimates of the periodic costs for the duration of the run-off. Provisions relating to the current period together with any adjustments to future run-off cost provisions are included in loss and loss adjustment expenses in the statement of income.

      The Company has revised its disclosure on page F-9 to address the Staff's comment.

5. INVESTMENTS, PAGE F-12

TRADING, PAGE F-14

55. WE NOTE YOUR RESPONSE TO COMMENT 61. PLEASE REVISE YOUR DISCUSSION HERE AND IN THE LIQUIDITY SECTION OF THE DOCUMENT TO INCLUDE A DISCUSSION SIMILAR TO THAT WHICH YOU PROVIDED TO US TO HELP BETTER UNDERSTAND THE DECISION PROCESS AND IMPACT RELATED TO THESE SECURITIES.

      The Company has revised its disclosure on pages 151 and F-14 to address the Staff's comment.

14. EARNINGS PER SHARE, PAGE F-19

56. WE NOTE YOUR RESPONSE TO COMMENT 65 AND YOUR STATEMENT THAT THE CLASS E SHARES DO NOT MEET THE DEFINITION OF A PARTICIPATING SECURITY. PLEASE TELL US YOUR CONSIDERATION OF EITF 03-6 WHICH STATES THAT ANY FORM OF UNDISTRIBUTED EARNINGS WOULD CONSTITUTE PARTICIPATION BY THAT SECURITY. YOUR RESPONSE ONLY ADDRESSES THE FACT THAT CLASS E SHARES ARE NOT ENTITLED TO ANY DIVIDENDS OR RIGHTS TO PARTICIPATE IN ANY DISTRIBUTIONS OF ASSETS UPON LIQUIDATION.

      We have considered EITF 03-6 and have updated our disclosure on pages F-19 and F-20 to reflect the fact that the Class E shares have no entitlement to undistributed earnings. We have also expanded our disclosure of the nature of the Class E shares on pages F-19 and 20.

FINANCIAL STATEMENTS -- JUNE 30, 2006

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-34

57. PLEASE EXPLAIN TO US WHAT THE "DISTRIBUTION OF CAPITAL TO MINORITY SHAREHOLDERS" REPRESENTS. ALSO CLARIFY FOR US AND IN YOUR DISCLOSURE WHETHER THE $23 MILLION DISCUSSED IN NOTE 3 AS BEING RETURNED TO HILLCOT HOLDINGS SHAREHOLDERS IS INCLUDED IN THE "DIVIDEND PAID."

      The $23 million discussed in Note 3 was paid by Hillcot Holdings Ltd. to its two shareholders. The distribution of capital to minority shareholders represents Shinsei's 49.9% share of the $23 million dividend paid by Hillcot Holdings Ltd. to its shareholders. The Company also received its 50.1% share of the dividend from Hillcot Holdings Ltd., Shinsei and the Company. Shinsei's portion of the dividend paid was accounted for on the balance sheet as a reduction in minority interest and shown on page F-35 as "Distribution of capital to minority shareholders." The Company's portion of the dividend received from Hillcot Holdings Ltd. was eliminated on consolidation and, therefore, is not reflected as part the unaudited condensed consolidated statements of cash flows.

      The $23 million does not form part of the balance shown as 'Dividend Paid.' The Dividend Paid amount of $27.95 million represents the dividend paid by the Company to its shareholders.

3. ACQUISITION, PAGE F-37

58. WE NOTE YOUR RESPONSE TO COMMENT 69. PLEASE INCLUDE THE ADDITIONAL INFORMATION YOU PROVIDED TO US IN YOUR DISCLOSURE SO THAT AN INVESTOR CAN UNDERSTAND THAT THIS REPURCHASE WAS CONTEMPLATED BY THE PURCHASE TRANSACTION. INCLUDE SPECIFICALLY THE FOLLOWING POINTS:

      - DISCLOSE THE TOTAL NUMBER OF SHARES ACQUIRED IN THE PURCHASE AND THE RELATIVE PERCENTAGES OF OWNERSHIP THAT RESULTED FROM THE TRANSACTION.

      - CLARIFY WHAT IS MEANT BY THE STATEMENT IN YOUR RESPONSE THAT "THE VENDOR DID NOT WANT TO GO THROUGH THE PROCESS ITSELF" IN ORDER TO HELP CLARIFY THE ACTUAL REASONS FOR THIS STRUCTURE TO THE TRANSACTION.

      - INCLUDE A DISCUSSION OF HOW THE REPURCHASE PRICE OF THE SHARES BY AIOI WAS DETERMINED.

      The Company has revised its disclosure on page F-38 to address the Staff's comment.

7. DIVIDEND PAID AND SHARE REDEMPTION, PAGE F-39

59. PLEASE INCLUDE A DISCUSSION OF THE REDEMPTION PRICE PAID RELATED TO THE SERIES E SHARES AS WELL AS HOW THIS PRICE WAS DETERMINED.

      The Company has revised its disclosure on page F-40 to address the Staff's comment.

FORM 10-K/A (AMENDMENT NO. 1) -- DECEMBER 31, 2005 -- THE ENSTAR GROUP, INC.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, PAGE 28

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 37

60. WE NOTE YOUR RESPONSE TO COMMENT 73. WE ARE UNABLE TO UNDERSTAND WHY IT IS APPROPRIATE TO INCLUDE THIS LINE ITEM AS CASH FLOWS FROM OPERATIONS. PLEASE PROVIDE US WITH THE ACCOUNTING LITERATURE THAT SUPPORTS YOUR CONCLUSION.

      Statement 95 distinguishes between returns of investment, which should be classified as inflows from investing activities (see paragraph 16b), and returns on investment, which should be classified as inflows from operating activities (see paragraph 22b). AICPA Technical Practice Aid (TIS Section 1300.18), "Presentation on the Statement of Cash

      Flows of Distributions From Investees With Operating Losses," also highlights the distinction made in Statement 95. Accordingly, Enstar determined whether the distributions received from its equity method investee represent a "return on" or a "return of" the related investment. Since Enstar has life to date equity in earnings for each of the relevant equity method investees that are in excess of distributions from those investees, it has included the dividends and distributions from partially-owned equity affiliates as an operating item in the statement of cash flows.

                                    * * * * *

      The Company believes that Amendment No. 2 and the responses provided above fully address the matters contained in the Comment Letter. Please forward copies of any further comments that you may have to undersigned at (215) 988-2757. If you have questions, please do not hesitate to contact the undersigned at (215) 988-2759 or Joseph Guerriero at (609) 716-6587.

                                           Sincerely,



                                           Robert C. Juelke

cc:   Richard J. Harris
      John J. Oros
      Robert F. Quaintance, Jr.
      Mark Smith